ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

March 26, 2008

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. ,Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2006

       Filed April 16, 2007

       Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

       File No. 000-13337

Dear Mr. Todd:

I am writing in response to your letter dated February 1, 2008.  The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

Note 6. Goodwill, page F-15

1.

We see that you did not use the quoted market price of your common stock in performing the goodwill impairment test as of December 31, 2006.  As set forth in paragraph 23 of SFAS 142 “quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for measurement, if available.”  You indicate that you did not use quoted market price because, in your view, the shares are thinly traded and subject to substantial swings in price.  However, we obtained and reviewed the pricing and volume history for your common shares during 2006 noting that your common shares traded every business day.  As well, we do not see unusual swings in quoted prices.  Accordingly, please further explain why you believe it is appropriate under SFAS 142 to not use quoted market price in performing the impairment testing.

As a related matter, SFAS 142 paragraph 23 and related footnote 16 indicate that there may be circumstances where quoted marked price may not be representative of fair market value and provides an example in a discussion of the possible impact of control premiums.  You appear to believe that quoted market price overstated the fair value of your company.

However, we see the substantial growth of sales and profits in 2006.  You also disclose that you are investing in new facilities, that you expect to maintain “the level of operations” achieved in 2006, and the cash flow projections you prepared assume substantial growth in sales and profits.  In light of the positive factors described in your filing and response please reconcile why you believe quoted market price overstated the fair value of your company as of December 31, 2006.

Response:

After considering the Staff’s comment, the Company’s management reviewed SFAS 142 and determined that the accounting procedures that led it to impair goodwill at the end of 2006 did not conform to the guidance in SFAS 142.  Management, therefore, re-measured the fair value of the reporting unit by reference to the quoted market price for the Company’s stock on the last trading day of 2006.  On that day, the quoted market price was $.63 per share, and there were 49,627,710 shares outstanding.  Therefore the fair value of the Company as of December 31, 2006 was $31,265,457.  The carrying amount (i.e. book value) of the Company on that date was $23,206,350. Therefore, per Paragraph 19 of SFAS 142, since the fair value of the Company exceeded its carrying amount on that date, the recorded goodwill was not impaired.

The Company will include the restated financial statements for the year ending December 31, 2006 in its 10-KSB for the year ending December 31, 2007, which will be filed in the next few days.  The Notes to the financial statements included in that filing will include the following:

13. RESTATEMENT

We have restated the consolidated financial statements for the year ended December 31, 2006 as a result of changes in management’s decision to impair its goodwill.

The management previously deemed that its goodwill was impaired based on its estimates of future cash flow to determine the fair value of the reporting unit. Upon further review of SFAS 142, the Company determined that, based on the quoted market prices of its common stock, goodwill was in fact not impaired. The Company has reversed the impairment of its goodwill to follow the guidance of SFAS 142.

The impact of this restatement on the financial statements as originally reported is summarized below:

	December 31, 2006

	As Reported	As Restated
Current assets	$ 7,968,907	$7,968,907
Property, plant and equipment, net	12,888,816	12,888,816
Intangible assets	1,540,208	1,540,208
Goodwill	124,051	2,174,255
Total Assets	22,521,982	24,572,186
Additional paid-in capital	17,090,614	17,090,614
Accumulated deficit	3,041,320	5,091,524
Total Liabilities and Stockholders' Equity	22,521,982	24,572,186

Deprecation and amortization expneses	516,316	516,316
General and adminstrative expenses	3,655,082	1,604,878
Net income (loss)	$ 5,990,548	$8,040,752

Net income (loss) per share	$ 0.13	$ 0.17

After filing the 2007 10-KSB with the restated 2006 financial statements, the Company will amend each of the quarterly financial statements that it filed in 2007.  The amendments will be reported on the Form 10-Qs that the Company will file during 2008, in order to reflect the effect of the restatement.

2.

Please further explain to us how you prepared the future cash flow analysis described in your response.  In that regard please respond to the following:

▪

Provide us a copy of the cash flow analysis and fully describe the basis for all significant assumptions.

▪

Explain how your model is consistent with discounted cash flow analysis commonly prepared in fair valuing businesses.

▪

It appears that you projected cash flows for a five year period.  Tell us what happens at the end of year five.  If you assumed no cash flows after year five, please tell us why that assumption is appropriate and consistent with assumptions that would be made by the marketplace in valuing your business.  Unless you expect to shutter your business at the end of year five, an assumption that cash flow end at that date would not appear appropriate and is not consistent with lives used for other purposes.  For instance, the eighteen year life used for stock options.

▪

Tell us the period for which you expect to derive cash flows from the $12.1 million projected investment in property and equipment and explain how whose cash flows are considered in your model.

Response:

In light of the Company’s determination to measure the fair value of its reporting unit by reference to the quoted market prices of its common stock, we assume that the issues raised in this comment are moot.

Form 10-QSB for the quarter ended September 30, 2007

Condensed Consolidated Statements of Cash Flows, page 4

3.

We see the increase in the gross carrying amount of property equipment from the balance as of September 30, 2006.  Please tell us why depreciation and amortization for the nine months ended September 30, 2007 is less than the amount for the comparable interim period.

Response:

We have no explanation for the discrepancy noted in the Staff’s comment.  As we discussed in prior correspondence with the Staff, at the end of 2006 Advanced Battery substantially revised its accounting personnel, including replacing its Chief Financial Officer and replacing its independent accountant.  The new accounting personnel prepared the September 30, 2007 financial statements and the new independent accountant tested the depreciation and amortization calculation in those statements – so the calculation for 2007 is believed to be accurate.  It was noted at that time that the amount recorded for depreciation and amortization in the September 30, 2006 Quarterly Report appeared to be inaccurate.  However, none of the personnel who were involved in preparation of the 2006 quarterly reports and remained in the Company’s employ could explain the calculation, and the prior auditor had not provided any workpapers on the subject.   Management determined, however, that if the 2006 calculation was inaccurate, the amount of the inaccuracy was not material to the Company’s overall financial results.  Therefore the 2006 report was not amended.

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 16

4.

We see the substantial growth of accounts receivable and that you provided extended payment terms as a means of securing new business.  Please tell us about the nature, terms and extent of the extended payment provisions.  Tell us how you evaluated the impact of the extended payment provisions on your revenue recognition practices, including why you believe collectability is reasonably assured when new customers are granted payment term concessions.  That is, tell us why revenue recognition at shipment is appropriate in those circumstances and support your conclusion in GAAP.

Response:

 It is the Company’s policy that, prior to accepting any substantial new order, the heads of the Company’s financial and marketing departments obtain sufficient information to evaluate the customer’s overall financial situation.  Orders are accepted only from customers that are determined to be capable of paying the purchase price without concessions.  In addition, our customer contracts provide that payment is due upon shipment of the goods.  In conformity with SAB 104, revenue recognition at the time of shipment is appropriate because the Company has an unconditional contractual right to payment and collectability is reasonably assured.

In keeping with business practices commonly accepted in China, however, the Company will often permit new customers to delay payment of invoiced amounts.  These concessions are usually indefinite and informal and, legally, the Company could demand payment at any time.  The Company permits the delay in payment to develop goodwill with the customer.  Because the concessions are based on business custom, they do not carry the suggestion of risk that may accompany extended payment terms in other situations.  Therefore the Company does not believe that, in these circumstances, the grant of extended payment terms makes revenue recognition at time of shipment inappropriate.

Yours.

/s/ Sharon Xiaorong Tang

Sharon Xiaorong Tang,

Chief Financial Officer